Exhibit 12.1

THE SOUTHERN COMPANY
Computation of ratio of earnings to fixed charges for
the five years ended December 31, 2011

		2007		2008		2009		2010		2011
	Millions of Dollars
EARNINGS AS DEFINED IN ITEM 503 OF REGULATION S-K:
Earnings Before Income Taxes		$2,641		$2,711		$2,604		$3,066		$3,487
Interest expense, net of amounts capitalized		888		869		907		898		858
Interest component of rental expense		80		88		94		112		117
Amortization of capitalized interest		2		2		3		3		3
AFUDC - Debt funds		48		64		82		74		58
Less: Dividends on preferred and preference stock of subsidiaries		(48)		(65)		(65)		(65)		(65)
Earnings as defined		$3,611		$3,669		$3,625		$4,088		$4,458

FIXED CHARGES AS DEFINED IN ITEM 503 OF REGULATION S-K:
Interest on long-term debt		$743		$813		$876		$885		$872
Interest on affiliated loans		66		23		22		19		16
Interest on interim obligations		75		30		4		2		3
Amort of debt disc, premium and expense, net		46		40		40		42		40
Other interest charges		7		27		46		24		(15)
Capitalized Interest		17		7		2		12		20
Interest component of rental expense		80		87		94		112		117
Fixed charges as defined		1,034		1,027		1,084		1,096		1,053
Tax deductible preferred dividends		1		1		1		1		1
		1,035		1,028		1,085		1,097		1,054
Non-tax deductible preferred and preference dividends		46		64		64		64		65
Ratio of net income before taxes to net income	x	1.469	x	1.507	x	1.525	x	1.503	x	1.538
Preferred and preference dividend requirements before income taxes		68		96		98		96		100
Fixed charges plus preferred and preference dividend requirements		$1,103		$1,124		$1,183		$1,193		$1,154

RATIO OF EARNINGS TO FIXED CHARGES		3.27		3.26		3.06		3.43		3.86